Exhibit 99.2

Nano Dimension

Business Update

Wednesday, July 3, 2024, 8:30 AM ET

CORPORATE PARTICIPANTS

Yoav Stern - CEO

Ric Fulop - Chief Executive Officer, Desktop Metal

Tomer Pinchas - CFO & COO

Jason Cole - Desktop Metal CFO

Nano Dimension Wednesday, July 3, 2024, 8:30 AM ET

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to Nano Dimension and Desktop Metal’s Joint Investor Call in light of this morning’s announcements of an agreement for Nano Dimension to acquire Desktop Metal. My name is Drew, and I’m your operator for today’s event. On the call with us today are Nano Dimension’s Yoav Stern, CEO and member of the Board of Directors, and Tomer Pinchas, CFO and COO, along with Desktop Metal’s Ric Fulop, CEO, Chairman of the Board and Co-Founder, and Jason Cole, CFO.

Before we begin, may we remind our listeners that certain information provided on this call may contain forward-looking statements, and the safe harbor statement outlined in today’s earnings press release also pertains to statements made on this call. If you have not yet received a copy of the press release, please view it in the Investor Relations section of the company’s website. A replay of today’s call will also be available on the Investor Relations section of the company’s website.

Yoav and Ric will begin the call with news on the combined company and deal followed by a question and answer session, at which time the management team will answer questions. If you require operator assistance, please press star then zero. Please note this call is being recorded.

I would now like to turn the call over to Nano Dimension’s Yoav Stern and Desktop Metal’s Ric Fulop. Yoav and Ric, over to you.

Yoav Stern

Thank you very much. This is Yoav Stern speaking. I will be kind of speaking through the presentation, but I will divide it as Ric and me agreed before, and soon you’ll hear from him. I’ll start by apology for being four minutes late. We have a lot of people to come on and coordinated between two or three continents, so my apologies.

We are very excited today. It’s a very exciting event. Ric and myself have known each other for two years and more. We started this journey, I calculated, more than a year and a half ago. A lot of things happened during this year and a half. But the journey started in a visit here by Ric and Jason a year and a half ago. And we came here today after this year and a half really well cooked, well-prepared, knowing what we are trying to do and having behind us a lot, a lot of discussions about vision, mutual visions, integration, technologies, business, cash, cash flow, etc., etc.

I will start on--call it not in the regular way of business. I’m going to answer your question which probably will come up later, so I’ll answer it now with the metaphor. The question that will come out later would probably be, Mr. Stern, about a year ago, you were against the deal between Desktop Metal and Stratasys. And you said it’s not the right company. And as a shareholder of Stratasys, we are 15% shareholders, of course, then and now, I was against this deal. Let me explain to you what didn’t change and what changed.

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First of all, I was interested in this deal before Stratasys started their transaction, as I told you a year and a half ago. I didn’t think the deal is right for Stratasys. But it’s a very, very different question, does the deal fit us the way we are structured, and Ric and Desktop Metal? It’s two very different companies. And Desktop Metal is a very different company today than it was a year and a year and a quarter ago.

I’ll use the metaphor and then I’ll continue the presentation. The metaphor is here is a guy that decided to go and buy a property which is in the best location on an island overlooking the beach, and it is just having a house that’s not very well--in good position. It was there for a few years. It needed a renovation. It wasn’t renovated. And they’re asking for $10 million. So, it’s a bad deal.

A year later, the location is still the same prime location. The house is half renovated already, cleaned up by Jason and Ric and moved forward. The price is not $10 million. It’s much less. And if somebody’s still thinking why is it not a good deal, well, you have the answer. And now we’ll go into the real presentation.

Ric, we will start with the next slide, and it would be very helpful if you can start to go through what we do together, what you do and what we complement you, and how do we need to proceed in the next two slides on product and technology side.

Ric Fulop

Wonderful. Thank you so much, Yoav, and excited to be here. So, this is setting up a very interesting set of products that are fully complementary. We have zero overlap between our two product portfolios. However, we do have very innovative technologies on both sides.

Our company on the Desktop Metal side is the market share leader in binder jet technology, not only for printed castings but also for ceramics and for metals, with north of--a significant position, in the 80% range, and leading solutions. You see here some of the applications that we’re a leader in these next two slides. And it really dovetails very well with the portfolio that our friends at Nano Dimension have built.

The inkjet electronics technology that they have is very applicable to our binder jet solutions across the board and can give us lots of new functionality. They are very, very good at printed electronics, best in the world, and they’re also very good at micro fabrication, which is a really interesting technology that is very much a blue ocean and a high ground market that is just starting to emerge and develop.

They’re also very much a leader in the ceramic side, BfR polymer, which is very well suited for investment casting. And that generates a lot of cross-sell opportunities across our portfolio, with us being in the sand casting side, them in the investment casting side, and shared customer bases that have platforms across.

So, I think that it sets us up with a modern, fully refreshed portfolio of best in class products where we are the leaders in these different segments, and really positions the company well to grow from here, especially being very well-capitalized. Out of this combination, we’re going to come out extremely well-capitalized, and Yoav’s going to get into that.

Yoav Stern

Okay. And I move to slides, and I would like--Ric, you’re doing it so much better than I am, why won’t you speak about the next slide, which the transaction that creates, which includes also the amazing array of customers, etc., etc.?

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Ric Fulop

Yeah, absolutely. Look, we’re combining two leaders here with domains that really span not just the applications but also new materials that other folks don’t print today. And these capabilities are really very much paramount for us to enter mass production. I think today we have these systems on the Desktop Metal side being used for all sorts of things.

If you buy a Tesla or a BMW, it was probably made with our technology at one level or another. If you look at some of the more modern rockets or jet engines from Pratt Whitney or Rolls-Royce, there are components that were made on our systems and so on and so forth. If you look at anything that has printed electronics, chances are that Nano Dimension had a part in it, and those are growing markets.

We’ve got polymer technology that’s very applicable to the substrates that they use in that segment, which is going to be another technology synergy between our companies. And we have a very large base of customers at DM, several thousand customers with the largest installed base of powder metallurgy based printers, almost 1,350 at the moment. And we expect significant cross-sell across our segments and also augmentation of our go-to-market capabilities.

One of the things that we were lacking at DM is more go-to-market capability. So, this gives us just resources to continue to expand that but also work together with our colleagues at Nano Dimension, who also have several thousand customers. And I’m sure we’ll be able to find revenue synergies between the two companies here on the cross-sell side.

It also augments our management team with a track record to deliver better solutions for mass production. And I think that we have shared values on technology development and innovation. And we’ve got a very strong customer service and support team at Desktop Metal that installs industrial equipment, and I think we’ll be able to leverage that.

I don’t know, Yoav. I can keep going or--.

Yoav Stern

--No, no, no. I will draw the attention of the audience here to this slide, which kind has, in a very modest way, proprietary AI powered software platform. People will maybe remember our DeepCube, which is a data swallower as much as being able to and needing to combine huge amount of megabytes and triple bytes and whatever bytes you want in order to learn how each machine can fix itself and correct its own errors.

The merger with Desktop Metal enables this department to have a heyday when they have so many machines distributed, so many customers with so much data that they can be pulling out into the engine and apply the engine into the specific machines, not only Nano now, Nano has smaller amount of machines comparing to Desktop, and now create this vision of cloud digital manufacturing where there’s edge devices and all kind of technologies, polymers, micro polymers, ceramics.

Those are edge devices. And in the center, there is a platform that manages the go-to-manufacture, if you want to call it, design, design for manufacturing, pricing, and sends it to the edge devices, which we are now having much more at the two companies, where it will be printed.

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I have given this example before. Think about the printing industry 40 years ago, 20 years ago, compared to you today sitting at home or sitting in the office preparing a brochure, converting it to PDF potentially, and sending it to somewhere in Malaysia where they are going to print it. There is a printer in Malaysia, but the design is done in your office. The software is the front-end. The cloud is carrying the design. And in our case, it will carry even more, okay, the design and design for manufacturing.

And we have by now ample edge devices that will be spread. So, if Lockheed needs a spare part in northern England, they’re not going to have an inventory in northern England. They are going to have a machine made by Desktop Metal which is binder jetting a part from metal for the F-35. And it’s doing it based on the design of this part sent in real time to northern England without having inventory on the ground or needing to have inventory for spare parts, right like you work today with PDF documents.

So, that’s very, very exciting news for the combined company. Look just on this slide and the portfolio of materials. 28% of the combined company is selling materials, and selling materials is like the razor and the razor blade, obviously. And we are looking forward to increasing these percentages as customers are going to use more and more machines and more and more into production, which by definition consumes more materials.

So, look at the amount of materials that we are now as one entity controlling and manufacturing, the enablement of the industry 4.0, which I have mentioned, and the most important thing, synergies do not start from R&D. We can have very different R&D groups, which we’ll have and we’ll continue to have. Synergies are critical in go-to-market and customers. We’re all, other maybe than one vertical, selling to similar verticals, to industrial automotive, to R&D and academia, to medical, to aerospace and defense, to electronics and PCB.

This is where the company, in as much as business model, is aiming the combined now to focus not on the top line growth, which we believe will happen by the combination and the strong marketing, but on converting the top line into a bottom line, both through improved gross margins and improved net margins. It will take some time, more than a year definitely, but we have a very clear roadmap.

The next slide is showing you a general idea where our pricing is and where recurring revenue is and the product lifetime margins that we are aiming to. And guys, I’ve been telling this in different industry conferences. A company of our type that is innovative and wants to continue to create innovation and leverage it, innovation, needs to have eventually at least 50% gross margins.

We, Nano, have 48%, 49% adjusted for the typical things. Our friends, Ric and the team, has lower ones but getting better and better over the last four months--sorry, four quarters. And this is the example I gave you earlier, about the real estate property that is being renovated in a beautiful, sustained manner, and we see a very bright future for the next eight quarters in this direction.

Not least is our spread around the globe. Our spread around the globe means two things. A, we are there close to our customers. B, we have a lot to save. Look at the colors, DM’s red color and Nano Dimension’s turquoise color. You will see existence of us as one company in the same locations in one color and in less locations in each continent. There is overhead and facility savings that are just causing my blood to boil with excitement.

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And I am looking forward, for instance, in Europe to focus around what--Desktop Metal has been built there. It’s a very big entity. They don’t have a place in United Kingdom, so we’ll keep that. But in central Europe, we’re going to try to consolidate and leverage the ability to have employees working from one location or maybe two. And this by itself means both added innovation by integration of people and reduced costs.

The next slide is a very, very important slide that positions our two companies together, call it one, comparing to the other ones in the industry. Ric, do you want to speak to that, or as you wish?

Ric Fulop

No, it would be my pleasure, absolutely. Thank you, Yoav. So, look, we have an industry that has a lot of players. Not a lot of companies are profitable yet in our industry. And some have better growth profiles than others. Some are better capitalized than others. And I think that what is very unique about this combination is that it creates the absolutely best capitalized company in the industry with excellent growth potential, and it’s really, really well positioned for the future.

So, the applications that we have are in production, not in prototyping. They’re not in tooling. They’re very much in the high ground and next generation of adoption in additive manufacturing, which are larger markets that are less penetrated and not as commoditized as some of the other players that you see in the market.

So, we’re very well positioned. And I think that this is a seminal transaction that’s going to mark the move for a lot of new activity that will happen over the next two years. So, I think it’s very much a landmark transaction in our industry.

Yoav Stern

Great. Next slide will describe just the general belief of where the market is going. The numbers are changing. I’ve read, believe me, all the--I don’t know if all the research over the last three years, but I read probably at least a dozen researchers. And the numbers range from $15 billion market today to $30 billion in 2028. Some claim to $40 billion.

I don’t relate to this too seriously. What I am saying is $20 billion as per today is a huge market. And out of this, at least two-thirds is taken by the people who are using our machines, are using our technologies, and maybe a third or less is taken by us, the people who invent the technologies and who developed them.

Obviously, each market segment needs each other. The market segment that includes us, the innovators, the developers, is not profitable. If you look, and we looked at 350 companies in this section of the industry, and what will happen now is it will go through a process that will make us, and in this case when I say us, it is us, this segment of the market, profitable. Otherwise, there’ll be no machines and no technologies for the users to use.

So, it’s a process that has happened in other industries when innovation got to a point where people understood they had to speak about and start to build business models that are profitable. It happened in the airline industry. If you remember, there were a lot of aircraft manufacturers, Douglas, McDonnell Douglas, Comet in Britain, others in other places. I’m not talking about Russia since it’s their airplanes that are falling from the sky. Think about airplanes that are flying.

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So, today there’s only two manufacturers, Airbus and Boeing. Why? Because they need to be profitable. Now, do I see such consolidation in our industry? No, I think there will be many more players than two, but there will be less players than 350. And we are in a direction to do it. And as Ric mentioned before and is published in the news release, we are now, on a pro forma basis for 2023, a $246 million company with about $680 million in cash.

Guys, we are not going to use this cash just to grow. We are going to use this cash to improve and deliver dollars to the bottom line. Don’t expect it within the first three or seven--six, seven quarters. It’ll take us two years to get there, but we are steadily going to get there with growth. And what enables us to do it is the fact that we are call it riding on the back of the dragon.

And the dragon is this trend that is a must in this section of the industry that will lead to profitability of the innovators and the manufacturers of the technology, because without that, there’ll be no market. And this dragon, we jumped on its tail, on its back, and we are hoping to be carried with it forward into the goals I’ve just described to you.

The next slide is the slide that describes our experience in acquisitions. Ours means Nano Dimension. A similar slide no less impressive can be presented about the experience that Ric and his team has in their acquisitions. They, I think, did 13 ones during the year ’21 and ’22. We did seven during mostly ’22, ’23, but a couple of them in ’21.

And you’re dealing here with two companies that are not egomaniacs driven by we can do all for everybody. We can’t. We must join forces. Our management team is combined from--at least a third from companies we acquired. Now, when we join with Ric and Jason and the team, we’ll probably be sharing the top leadership between the two teams. Our impression from the team after deep due diligence over the last four or five months is very high.

And that’s the plan. You are not dealing here with startups that are taking--you are taking risk as investors. Well, will they know how to merge? Yes, we know how to merge. We specifically merged all the companies and then grew by 29% organically over the last 12 months during 2023 and forward.

So, this is in order to calm your mind, because everybody knows that M&A is very exciting, especially the A, which is the acquisition. But the M is really what counts, the merger. Once you have the excitement of the transaction, the M is the work of quarters and years of daily chores of merging and doing the right things. So, this is two companies that the M has been a way of life for them. And in many ways, Ric started before us.

Transaction summary terms, very quickly, we are buying 100% of Desktop Metal. We are paying cash. We are paying $5.50 a share. It’s a premium between 27% to 20%, depends on which average you look and how many days.

There’s a certain adjustment to this price that can happen within the next--between now and closing that can take it down in case there will be a certain loan that we are very committed and very happy to give Desktop Metal in case they need a reinforcement of their working capital, as we hope that they will already grow as we start to not merge the companies, because we have to wait for closing, but we are definitely starting to cooperate in a way that will lead hopefully for growth on both sides. If the price is adjusted, we will know it in January or later, and we’re not sure it will happen.

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The total consideration, if we pay at the $5.50 quote, it’s $183 million. And if it ends up being the lower quote, it’s $135 million, which leaves us, as a combined company, with between $670 to $690, give or take, million dollars in cash. And the transaction is expected to close at the end of the year. Based on delays, maybe a few months later.

But our goal, Ric and me are committed to work like dogs to finish it as soon as possible because, the faster we’ll finish it, the faster the effects of this plan will be able to be implemented. We have to go to CFIUS and HSR. We don’t think there’ll be issues with HSR or CFIUS. And we are looking forward to it in a quick manner.

The last couple of slides, Ric, you want to speak about the creation of a leader in the manufacturing--additive manufacturing? You have been there in a way, but now it’s even more.

Ric Fulop

Absolutely. Look, this is forming one of the largest companies in our market, well over 1,000 patents. They cover not just multi-material printing but additive manufacturing of electronics. They cover mass production with investment casting, with sand casting, with different types of consolidation of ceramics or metals like centering. They cover centering technology, simulation technology, AI technology where--like what Yoav described in the system that they’ve been building.

So, across the board, it’s a super innovative technology portfolio. By revenue or any metric that you look at, number of patents, employees, it is very much one of the more formidable companies in our space. And I would say that I commend Yoav and his team. They had one of the best performing numbers last year, with significant double-digit organic growth, something that none of the other companies that are publicly traded in our space were able to match. So, they have been doing a good job at managing the business and growing it.

And I think combined, we can benefit a lot from each other’s capabilities. And it’s going to form a very formidable juggernaut in our space that I think has a very bright future in front. So, I think our--.

Yoav Stern

--That’s great--.

Ric Fulop

--Employees are going to be excited. Yeah.

Yoav Stern

The employees are a big part, obviously, of this because here we’re speaking numbers and you’re seeing numbers here. And it’s all numbers and technologies. And I don’t want to finish this presentation without saying that, while it’s an adage and you can say it’s a phrase that everybody is using and maybe it’s overused, but it’s all about the combined employees of the two companies.

Obviously, when you have a merger like this, some may get a little bit nervous. Every change is frightening a little bit. This change for our employees is a change for the better. We are not a company in the past that we buy and we tap costs in order to deliver. That’s not our--this is not a rollup. We buy and build, B&B. Not Airbnb, B&B. We buy and build.

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And we cannot do it without the employees of all levels, top management, middle management, other employees of both companies that are spread in three continents and in four countries at least. And those are the wheels of this machine, $246 million in revenue. We’ll have, as I said before, $660 to $690 million in cash, 28% recurring revenue, 28%, very exciting. And again, the employees and the installed machine base talk for themselves.

The next slide shows you very, very simply, graphically presented how the companies are combining themselves based on 2023 numbers, and just repeating the previous slides in a graphic way that can give you a better feeling. How is it? Picture is like a thousand words.

The last slide that I want to mention is the fact that we did a lot of work on paper of what we think we can cut, not as much as squeezing the operation but keeping the same operation pretty much, but we have a lot of overhead and facilities that can be reduced for obvious reasons. There’s no reason to double up neither in Europe nor the United States. Both our headquarters are in Boston. I think--is it what, Ric, about 30 minutes from each other?

Ric Fulop

Yes, two exits from [unintelligible].

Yoav Stern

And we have manufacturing facilities that can be consolidated and add value by reducing costs, either by mostly manufacturing in-house but manufacturing also in the right locations around the world where we are which cost less to manufacture, be it in Cambridge when it’s very effective to develop software, same with Israel, be it in Texas, etc., etc.

So, we have the roadmap. It’s not the end of the roadmap. It’s the beginning of the roadmap which is based on due diligence. And I can promise you that, within the next couple of quarters when we’ll be preparing ourselves to hit the ground running and upon closing, we will have detailed and more accurate plan of how to deliver dollars from the top line to the bottom line.

I came to the end of what I wanted to say before we open it for questions and answers. Ric, you want to summarize yourself as well?

Ric Fulop

No, I think this is extremely well laid out. Thank you, Yoav. And I’m looking to the Q&A.

Yoav Stern

That’s great. By the way, at this point, all management team is staying, of course, and we are in the process of deciding how to allocate management to roles, expanded roles and to geographies. And we’ll have--obviously, we have ideas. We are not going to put it here on paper, but it is on paper. And we will learn much more about each other in the next couple of quarters when the regulators are giving us their approval. And we’re going to have the best combined management team, I would like to believe, in the industry.

Drew, will you please open the session for questions and answers?

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QUESTIONS AND ANSWERS

Operator

Yes, sir. We will now begin the questions and answers session. To ask a question, you may press star then one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. Once again, to ask a question, please press star then one. At this time, we will pause momentarily to assemble our roster.

The first question comes from Troy Jensen with Cantor. Please go ahead.

Troy Jensen

Hey, gentlemen. First off, congratulations, Ric and Yoav, on this transaction.

Yoav Stern

Thank you very much.

Ric Fulop

Thank you.

Troy Jensen

Okay, so a couple questions. And I did jump on late. I apologize. But who’s going to be the CEO of the combined company?

Yoav Stern

Myself, Yoav.

Troy Jensen

Yoav, you’ll be?

Yoav Stern

Yeah.

Troy Jensen

Okay. And Ric, will you be going on to the board?

Yoav Stern

Ric is going to both join the C suite and he is invited to the board.

Troy Jensen

Okay. All right, perfect. Well, congrats, guys. Hey, so a couple quick questions. I guess I’m a little bit confused here. I think $5.50 is the peak price. It could be down as much as $4.07, I think I read in the press release. Can you just talk--what are the levers again, guys, that drive--okay, $4.07 if I take under, right, versus where the stock is, versus $4.50 is obviously a nice premium for investors. But can you just go through what’s going to drive the adjustments to the takeout price again?

Yoav Stern

Yeah. Yeah. The adjustments are based on the potential loan that may be used. We’re not sure. If it will be used, it will reduce something like--well, it used to be $0.08, $0.80 from the price from $5.50 down to $4.07. And then there are certain transaction expenses and other expenses that are not included in the calculation of the price until now that, if will be added, we don’t exactly what they’ll be, may take the price down to $4.07, which means we’ll pay some of them but the price will go down. That’s the two variables.

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Troy Jensen

Okay. All right. Understood.

Ric Fulop

I can give you some--

Troy Jensen

--And my--go ahead.

Ric Fulop

--Just for clarity’s sake, I could give you some color on this. So, we’re adjusting for the Desktop Metal side of expenses to close the transaction. Our internal estimate is that that’ll be about $11 million. So, when you do the math, it should bring it to--I’ll have to do the exact calculation. But in no event will expenses be more than $15 million. So that puts it in the $5 and change category, $5.07 or something like that. The guys at Nano have been very generous to extend a financing facility in the event that we would need it sometime in 2025, in the event that the transaction gets--does not close for a significant amount of time or the regulatory approval gets extended or anything like that. So, if in some time in 2025, we need that, we have the ability to tap it. If it’s fully used, if we use the entire financing facility, then that would reduce it by $0.80. Our estimate is that we won’t need it but it’s there if we need it.

Troy Jensen

Got it. So, from Nano’s perspective, just kind of paying some of it in the form of a loan if you guys do need it, but I understand. My next question is going to be for you, Yoav, I’d just be curious, what is the balance sheet look like after it and I’d be curious the burn rate and kind of how much cash you guys going to need to run this combined business. And what I’m getting to is I’m trying to figure out how much dry powder you have to continue this consolidation story you got.

Yoav Stern

The dry powder we have is close to $700 million. And combined company consolidated will be negative cash flow for at least the next between six to eight quarters. But improving, we already--on Nano’s side, we’re already improved in a way at the rate of less than $15 million a year. But you obviously realize that just the cost of this transaction, with our friends, the lawyers and the bankers, is by itself added to the cash flow or the negative cash flow. But it will take, to come to a positive cash flow, it will take at least eight quarters. That’s our estimate at this configuration.

Now, since we are expecting a lot to happen to the top line from the combination, this may change, and we’ll be able to talk into that in the end of this year and the beginning of next year once we close.

Troy Jensen

OK. All right, guys. Well, good luck with everything and thank you for starting this consolidation (inaudible).

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Yoav Stern

Troy, thank you very much for your question and thank you very much for the show.

Ric Fulop

Thank you, Troy.

Troy Jensen

Of course.

Operator

The next question comes from Katherine Thompson with Edison. Please go ahead.

Katherine Thompson

Hi, good morning. I just wanted to ask a question. You talked about $30 million run rate cost synergies. You also talked about that being on top of the cost reduction plans that both companies have in place. Are you expecting to both continue with those existing cost reduction plans? And then once your combined, work on the extra $30 million, or is there any kind of benefit to holding fire on further cost savings now, and doing the whole thing is a combined cost saving effort later, when you know what the combined business, how you want it to look?

Yoav Stern

We are going to design the continuation of the cost cutting today, but it will be designed based on the assumption that in two quarters we’re together.

Katherine Thompson

OK. OK. So, it’s revising it slightly, then?

Yoav Stern

Yeah.

Katherine Thompson

Yeah. OK. And then I have one other question, which was just to understand what’s going to happen to the convertible bonds that are in Desktop Metal. I wasn’t quite clear from the document what the plan was there.

Yoav Stern

The convertible bonds are traded until now at $0.60 a share, a share, $0.60 per convertible bond. And obviously, now, they have two choices. Suddenly, their convertible bond is going to be a convertible bond to a company, combined company, that balance sheet is extremely, extremely strong, with the ability to pay it now and the ability for them to continue use their coupon, which is a nice coupon, and to pay it when they supposed to be paid in somewhere during 2026. So, we expect that the bondholders will be happy to be bondholders when the similar terms to the combined company. But if they’ll insist, or part of them will insist to be paid down rather than get what we’ll offer them, then we’ll be able to pay them back.

Katherine Thompson

OK. Understood. Thank you.

Yoav Stern

Thank you.

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Operator

The next question comes from Sol Zelman with Gericare. Please go ahead.

Sol Zelman

Morning, Yoav. Good morning, Ric. Thank you both, and congratulations on the new opportunity. I know it’s been in the cooker for a while, so I’m going to congratulate you both but specifically, Yoav, I’m sure it’s a pivotal day for Nano today when the annual revenue goes up 4x, from $60 million to $250 million, if my numbers are correct, so congratulations on that. Obviously, timing is everything. Cash was raised and capital markets were optimistic on the industry. Now, that purchase of Desktop Metal is going ahead at what would look like a depressed valuation when seemingly there’s blood on the street.

There’s still ample cash in the balance sheet based on the numbers that I’ve seen. Is there any forward looking look out for any additional M&As at this time? I mean, you discussed that the combined merger will be running for the next couple of quarters at a let’s call that loss leader for now. But with the additional cash that Nano has, are there any additional M&As in the forecast?

Yoav Stern

Well, the answer for the first question is of course at next quarter it will run because we’re not even merged. We’re only signed, and we close into quarters. And the answer to your second question is yes.

Sol Zelman

OK. Would love to hear more.

Yoav Stern

The acquisition and the idea about combining few very unique players into one, as you know, and I know you know, because you described it even today very accurately, has started two and a half years ago, and was delayed because prices were wrong. But the same vision, as described two and a half years ago, if you were there, I’m sure you remember, is now proned to be executed. So, the answer is, yes. There is a plan that Ric and me are sharing of how do we intend to proceed, and it’s not only Ric and me are sharing this.

Sol Zelman

OK. I have two more questions if I may.

Yoav Stern

Sure. Please.

Sol Zelman

Similar to or to add on to the excellent question by Katherine, I believe her name was, from Edison, are you impressed with the various steps that Desktop Metal took so far, just in the past year alone with the spending cuts and capital efficiencies? Based on that question, do you plan another wave now. Again, Katherine touched on it. But now that you’ll be the one in the driver’s seat, do you see yourself planning additional waves of cuts and efficiencies on that operational structure?

13	Nano Dimension Wednesday, July 3, 2024, 8:30 AM ET

Yoav Stern

Listen, my friends in Desktop Metal and our teammates, have done an amazing job in the last year and a quarter. I think they started by a goal of $50 million cost cutting and then eventually, they increase it to a total of $100 million dollars of cost cutting. Most of it, not most of it, but more than $50 million already has been done, and they had to do it because of the prognosis of top line (inaudible) industry, bottom line and cash reserves. In doing so, and while you do exercises like this, not an exercise, is implementation. And I’ve been in turnaround all my life. You don’t have a choice, but to cut expenses in places that are very, very painful, including Desktop Metal cutting expenses in sales and marketing, because of no choice, you have to.

So, I want to counter your question and tell you that in certain cases, we may actually increase expenses. In certain cases, Desktop Metal does a great job, but with no choice but to hurt the flesh and bone, not only the fat. As we are combining now, we’ll be able to strengthen those that were reduced because no choice, because there is a choice now, and rebuild the go to market in a very strong manner and effective manner because we have more to sell to the same people. So sorry, it was a long answer, but I hope it got to the right place.

Sol Zelman

No, it was good to hear. It was clearly defined, who’s in that CEO role and who’s--Ric--it was very good to see that you’re both on the same page as I see it, and it’s not one pushing the opinion on the other. But I would like to go to one last question. For me, it’s the elephant in the room based on the open letter that emerged and sent out last week. Based on that open letter, I know, pulled out a fast card there, but based on that open letter, do you expect any pushback from merchants, or any other shareholders based on that letter and this announcement?

Yoav Stern

This letter, I wouldn’t relate to it, because if I wanted to relate to it, I would have answered with a letter that will write much worse things. And this is not my style, at least not anymore. Because I’m sick and tired for playing with these people. They can do anything they want, but the company is controlled and run by the board. It is working by the law. It doesn’t need to get any approval from any minor shareholder that holds 6.5%, that’s in good days when the sun and in Toronto most of the time there’s rain. So, we don’t get impressed from that and we work for them as we work for other shareholders, to increase their value.

We think we will. And if they want to affect something, they can always--like they did before, they can go to court. But legally, a company that is exercising its business plan, which was declared to investors when we raised the money, exactly this businessman of building digital industry 4.0 and not getting up one morning and saying, hey, we have $700 million in cash, we’re going to get into real estate and start to develop hotel properties in Geneva. No, we are actually performing what we promised shareholders to perform, and we are late in performing that because the price is too high. So bottom line, I am having relationship with Madison, just for your information. I am meeting with the leaders. We have dinners here and there. This is much less acrimonial (ph) as it may have seen to you in the past. The letters, I’m not impressed from.

Sol Zelman

I understand. I appreciate you sharing that feedback. I just wanted to know if you anticipate any pushback, or any concern of the plan not going through based on that letter. But if you feel comfortable that everyone’s on board, myself included, with that, we’d love to see where this goes, continue (inaudible)--

14	Nano Dimension Wednesday, July 3, 2024, 8:30 AM ET

Yoav Stern

And I’ll (inaudible) something. Jerry--it’s Jerry right? Sol. Sol, I’d like to share with you something I learned once in the states. I started two business days in ’93. I was never sued in my life. Nor did I sue anybody else, if you can believe it, neither on IP, nor on, definitely not on shareholder’s issue. And I always ran public companies. First time I’ve been sued by these guys a year ago, not me personally, but the company. And we countersued and when I was in the states, I was running turnarounds. I remember one day I was running a turnaround through chapter 11 and my lawyers in Delaware told me, you know, Yoav, you’ll be sued. As so I told them, why would I be sued? I didn’t do anything wrong. I’m just fixing the company.

They said, yeah, but you have $20 million (inaudible) insurance, and people sue because the insurance will pay them. And I said, they just sue without me doing anything? And they told me, Yoav, people in the United States sue because they can sue, not because you did something wrong. Eventually, nobody sued me then. And if they want to do something, they can sue. Everybody can sue, but I feel, and we all feel, and our advisor telling us this deal is clean, cleaner than a whistle. So, we’re moving forward, we’re building a very serious industry player with very serious people as our partners.

Sol Zelman

And I wish you the utmost success to both of you. Thank you very much.

Yoav Stern

Thank you very much.

Ric Fulop

Thank you.

Operator

Again, if you have a question, please press star then one. And to withdraw, press star then two. The next question comes from Doug Fincher with Iconic capital. Please go ahead.

Doug Fincher

Good morning, guys. You referenced the debentures, but I wanted to be clear there’s a change of control feature in the indenture. Is that the route that we should assume we’ll go with the bonds? You mentioned the bonds outstanding, Nano paper. Can you just clarify.

Yoav Stern

Yeah. Yeah. I agree with you. No, no, no, I agree with you. They have the right to be paid back if they choose to. What I intend to do is to approach them very openly and say, look, you bought this bond for five, six years for a certain interest rate, which I don’t remember what it was, 6% or 7%. And you bought it from a company that you unsecured and the company’s balance sheet was not too strong. Now you have the same paper with a much stronger company, and I proposed you to stay there. If they decide to stay there, then we will stay, and we’ll pay them back when as the paper says. Alternatively, we can refinance it with the different paper and replace them. And thirdly, we can decide to pay it or pay part of it. So, any combination is possible, but definitely they have the right to request payment if they want.

Doug Fincher

Great. Thank you very much for clarifying.

Yoav Stern

You’re welcome.

15	Nano Dimension Wednesday, July 3, 2024, 8:30 AM ET

Operator

The next question comes from Daniel Hanasab with ICONIQ Capital. Please go ahead.

Daniel

My question was addressed. Thank you.

Operator

This concludes our questions and answers session. I would like to turn the conference back over to the company for any closing remarks.

Yoav Stern

Thank you very much, sir. This was a long call, indeed, and we are happy that there’s so much interest and we hope we didn’t load you with too much information, but we’re always happy to hear you if you want to call us offline. Ric, any remarks to conclude?

Ric Fulop

Yeah. I want to thank our colleagues at Nano. We’ve built a great relationship over the past two years of on and off discussions at different times and participating in the same industry and also to everyone in the Desktop Metal team that has worked long nights and weekends to get this transaction here. And all of our people have worked pretty hard here and also the rest of the employees and we look forward to our combined entity that’s going to be a much stronger entity and also a force to be reckoned with in this market. I think we have very bright days ahead for the team at Desktop Metal and at Nano. And so, thank you, Yoav, as well for you and Zivi and the rest of the team.

Yoav Stern

Thank you very much, everyone. I see a question by Troy. Maybe we’ll give him an opportunity to ask. Troy?

Operator

Yes, sir. Please go ahead, Mr. Jensen.

Troy Jensen

All right. Hey, thank you, Yoav. It just dawned on me, someone teed me up with this question, but what are your thoughts now with your Stratasys share position? Because I think you only (inaudible).

Unknown

Yeah, 14.7. Don’t discount me.

Troy Jensen

OK. Sorry.

Yoav Stern

No, no, I’m joking. The investment in Stratasys is a strategic investment. I declared it, I think it was almost two years ago, when we purchased it. It’s not an investment in trading that we expect to make money because it will go from 16 to 20 or will go from 9 to 11. The difference today than a year ago is we’re very friendly relationship with the management of Stratasys. We’re talking to them about vision for the industry. As you know, Yoav and me were part of the team that was picking in the last show last week in Las Vegas together. We even sit sat beside each other and within lists, we couldn’t hear the questions. So, we spoke about what we think between him and me.

16	Nano Dimension Wednesday, July 3, 2024, 8:30 AM ET

So, we expect this position to continue as a strategic underlying cooperation, which we are thinking about together. And between the companies and by now between, call it three companies, will be two companies because don’t forget, just a year ago, a bit less, actually less than a year ago, Stratasys, we’re very, very familiar with Desktop Metal and wanted to merge with them. So, we’re talking now about a very friendly... We’re talking about potentially, use your imagination, but a very friendly potential.

Troy Jensen

Yep. Yeah, I know they wanted Desktop in the middle, so I’m sure they still do. I know you can’t talk about it but thank you for addressing that. I appreciate it.

Yoav Stern

Thank you very much. OK. Thank you very much, everybody. Drew, we can conclude.

Operator

Thank you, sir. The conference has now concluded. Thank you for attending Nano Dimension’s quarterly earnings call. You may now disconnect.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Desktop Metal, Inc. (“Desktop Metal”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”). Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement or any other document that Desktop Metal may file with the SEC. The definitive Proxy Statement (if and when available) will be mailed to shareholders of Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Proxy Statement (if and when available) and other documents containing important information about Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nano Dimension Ltd. (the “Registrant”) will be available free of charge on the Registrant’s website at https://investors.nano-di.com/sec-filings-1/default.aspx.

Participants in the Solicitation

The Registrant, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Registrant, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 23, 2024 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Registrant or Desktop Metal using the sources indicated above.

17	Nano Dimension Wednesday, July 3, 2024, 8:30 AM ET